SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            _______________________


                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d)OF THE
                        SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended:  December 31, 1995


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
for the transition period from __________ to __________


Commission file number:  1-4850


     A. Full title of plan and the address of the plan, if different from that of the issuer named below:
         CSC Outsourcing, Inc. CUTW Hourly Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
         Computer Sciences Corporation
         2100 East Grand Avenue
         El Segundo, California 90245

                  CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   FOR THE FIVE MONTHS ENDED DECEMBER 31, 1995

                             TABLE OF CONTENTS

FINANCIAL STATEMENTS:
  Statement of Net Assets Available for Benefits
  As of December 31, 1995 ...............................................1

  Statement of Changes in Net Assets Available for Benefits
  For the Five Months Ended December 31, 1995 ...........................2

  Notes to the Financial Statements .....................................3


SUPPLEMENTAL SCHEDULES:

  Schedule of Assets Held for Investment Purposes ......................13

  Schedule of Reportable Transactions ..................................14



                       COMPUTER SCIENCES CORPORATION
                CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

                         STATEMENTS OF NET ASSETS
                          AVAILABLE  FOR BENEFITS





                                                 December 31
                                                    1995
                                                 ___________
Assets
Investments:
    Long-term Investments (Note 8)                $513,792
    Short-term Investments (Note 8)                  7,159
                                                  ________
Total Investments                                  520,951
                                                  ________

Receivables:
    Employee Contribution Receivable                 2,307
    Employer Contribution Receivable                 1,184
    Other Receivables                                  944
                                                  ________
Total Receivables                                    4,436
                                                  ________
  Total Assets                                     525,387
                                                  ________
Liabilities
  Amounts Payable (Note 6)                           2,637
                                                  ________
  Total Liabilities                                  2,637
                                                  ________
Net Assets Available for Benefits                 $522,750
                                                  ========

See Notes to Financial Statements


                             COMPUTER SCIENCES CORPORATION
                      CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

                          STATEMENTS OF CHANGES IN NET ASSETS
                               AVAILABLE  FOR BENEFITS


                                                           December 31
                                                              1995
                                                           ___________
Additions to Net Assets Attributable to:
 Investment Income:
  Net Appreciation in Fair Value of Investments (Note 9)     $ 13,179
  Interest                                                      1,362
  Dividends                                                       644
                                                             ________
                                                               15,185
                                                             ________


 Contributions:
  Employee                                                     23,887
  Employer                                                     12,254
  Transfers From Prior Plan (Note 7)                          471,424
                                                             ________
                                                              507,565
                                                             ________
    Total Additions                                           522,750
                                                             ________


Deductions to Net Assets Attributable to:
 Distributions to Participants (Note 1 & 6)                    -0-
                                                             ________
    Total Deductions                                           -0-
                                                             ________
    Net Increase (Decrease)                                   522,750


Net Assets Available for Benefits:
 Beginning of Year                                             -0-
                                                             ________
 End of Year                                                 $522,750
                                                             ========

See Notes to Financial Statements


                           COMPUTER SCIENCES CORPORATION
                    CSC OUTSOURCING INC. CUTW HOURLY SAVINGS PLAN

                         NOTES TO THE FINANCIAL STATEMENTS
                     For the Five Months Ended December 31, 1995


Note 1     Description of the Plan
           -----------------------

The following brief description of the CSC Outsourcing Inc. CUTW Hourly Savings Plan (the "Plan") of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective August 5, 1995, as a result of the Company acquiring certain employees of the Southern New England Telephone Company. The Plan is administered by a committee consisting of four officers (the "Committee) who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Trustee, The Bank of New York, administers the Trust pursuant to a Trust Agreement entered into with the Company. All administrative expenses incurred for services rendered to the Plan shall be paid from the Trust to the extent not paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code").

The Company reserves the right to terminate the Plan at anytime. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Eligibility and Participation
-----------------------------

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's eligibility requirements, are hourly paid employees of CSC Outsourcing Inc. and are a member of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee is eligible to rejoin the Plan on the next enrollment date.

There were approximately 33 participating employees at December 31, 1995.

Employee and Company Contributions
----------------------------------

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. The Company will contribute, and forward to the Trust fund 66-2/3% of the first 1% to 6% for the employee matched contribution together with the participant's before-tax and after-tax contribution.

The employees' base earnings deferred and contributed to the Trust fund cannot exceed $9,240 for calendar year 1995, the maximum allowable under the Code. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of $9,240 and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant.
Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

Vesting of Participants' Interests/Forfeitures
----------------------------------------------

Participants are 100 percent vested at all times in their before-tax, after-tax contribution and Company matching accounts.

Distributable Amounts, Withdrawals and Refunds
----------------------------------------------

The entire balance in all accounts for participants who retire, die, become disabled, or are discharged is distributed according to the provisions of the Plan. There are no forfeitures. No amounts were distributed during 1995.

While still an employee, a participant may make an in-service withdrawal of all or a part of the vested portion of his or her accounts attributable to their contributions, as well as vested Company matching contributions, plus the earnings on those amounts subject to the provisions of the Plan. Upon written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. A participant may request a hardship withdrawal only if he or she first takes a loan of any available monies in the Plan. Both types of withdrawals are subject to certain restrictions as described in the Plan document. There were no withdrawals in 1995.

Federal Income Tax Consequences
-------------------------------

The Plan is intended to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. Since the requirements of Section 401(k) of the Code are satisfied, the following tax consequences result:

 (i) A participant would not be subject to federal income tax on Company contributions to the Plan or on income or realized gains in Plan Accounts attributable to the participant until a distribution from the Plan is made to him or her.

(ii) The participant would be able to exclude from his or her income for federal income tax purposes, the amount of his or her compensation deferral contributions, subject to a maximum exclusion of $9,240 for 1995.

(iii) On distribution of a participant's vested interest in the Plan, the participant generally would be subject to federal income taxation, except that: (1) tax on "net unrealized appreciation" on any Company stock distributed as a part of a "lump sum distribution" generally would be deferred until the participant disposes of such stock, and (2) tax may be deferred to the extent the participant is eligible for and complies with certain rules permitting the "rollover" of a qualifying distribution to another retirement plan, or individual retirement account.

Note 2     Summary of Significant Accounting Policies
           ------------------------------------------

The accounting and reporting policies followed in preparation of the financial statements of the Plan of the Company conform with generally accepted accounting principles. The following is a summary of the significant policies.

Assets of the Plan
------------------

The assets of the Plan are held in a trust with five sub-accounts, which represents the investment options. The investment income in the respective sub-accounts is allocated to the participants. Contributions to, and payments from, the Plan are specifically identified to the applicable sub-accounts within the trust.

Security Transactions
---------------------

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Participants in the Stock Fund may elect to receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities
----------------------------------

Investments in common stocks and mutual funds are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the month or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

Valuation of Interest in Pooled Separate Accounts
-------------------------------------------------

The Plan's interest in pooled separate accounts represent guaranteed investment contracts. The guaranteed investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

Note 3     Income Tax Status
           -----------------

The Company will apply for a determination letter within the applicable time period, from the Internal Revenue Service substantiating that the Plan, as amended, qualifies under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code.

Note 4     Investment Funds
           ----------------

Participant contributions - Subject to rules the bargaining units have adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining unit.

The Fixed Income Fund.

The fund is invested in contracts with insurance companies and other financial institutions. These institutions assure repayment of principal with interest at a fixed rate of return for the life of each contract. This is a commitment by the insurance company or the financial institution to make agreed upon payments and that agreement is not secured, insured or guaranteed by the Company or any other third party. The interest income earned by these contracts is reported as a blended rate.

The Balanced Fund.

The fund is invested with Brinson Trust Company. The Brinson Trust U.S. Balanced Fund is an actively managed portfolio which applies their asset allocation expertise to U.S. stocks, bonds and cash. Brinson Partners' U.S. balanced investment strategy is developed in the context of their global asset allocation process and is based on analysis of long term economic and market conditions. The stock portfolio will typically consist of large, intermediate and small companies which they believe offer sound value to the investor. The bond portion of the portfolio emphasizes high quality and is primarily invested in U.S. Treasury, government agency and corporate issues. This fund's investment objective is to maximize total return, consisting of capital appreciation and current income, without assuming undue risk.

The Active Equity Fund.

The fund is invested with Brinson Trust Company. The Brinson Trust U.S. Equity Portfolio is invested in common stocks traded in the U.S. The fund's objective is to maximize total return which consists of capital appreciation and current income. The fund's investment philosophy is to utilize the firm's extensive in-house research in the stock selection process.

The Stock Index Fund.

The fund is invested with the Mellon Capital Management Stock Index Fund. The fund is designed to closely follow or track the movement of the Standard & Poor's 500 Composite Price Index (S&P 500), with enhancement to the index. This fund provides an opportunity to invest in a broadly diversified portfolio of U.S. stocks using a passive or "indexed" approach.

The Company Stock Fund.

Amounts allocated to this investment alternative will be used to purchase shares of CSC common stock which will be held for the benefit of the participant. The performance of this investment will depend upon the performance of CSC's stock. The Trustee may purchase Company stock on national securities exchanges or elsewhere.

In accordance with rules established by the Committee, participants may change their investment elections as of the first day of the first payroll period in the month, if filed within the prescribed time, by delivering an election form to the Company. Participants may transfer their existing account balances in 1 percent increments. Transfer elections are effective as of the first day of the month, or the second month if the participants election form is not filed within the time prescribed by the Committee, following the month in which the participant files his election form with the Company.

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the Trust Fund in the same fund as the participant contributions.

Number of Participants

The approximate number of participants having account balances in each of the five separate funds at December 31, 1995 was as follows:

              Investment Fund                       Number of Participants
          The Fixed Income Fund                            18
          The Balanced Fund                                10
          The Active Equity Fund                           18
          The Index Equity Fund                            11
          The CSC Stock Fund                               31


The sum of the number of participants shown above is greater than the total number of participants in the Plan because many are participating in more than one fund.

Note 5     Participant Loans
           -----------------

The Plan has a loan provision in place which is available to participants covered by the bargaining unit. As of December 31, 1995, $18,413 of loans were outstanding.

Note 6     Benefits Payable
           ----------------

The Plan complies with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The guide recommends that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1995, net assets available for benefits included no benefits due to participants who have withdrawn from participation in the Plan.

Note 7     Merging of Plans
           ----------------

The Plan received $453,011 on November 15, 1995 and $18,413 on December 29, 1995 from Boston Safe Deposit & Trust Co. These amounts represent the balances of 23 participants as of November 14, 1995.

Note 8     Investments 1995
           ----------------


                                  Shares/Par Value      Cost      Fair Value
                                  ________________    ________    __________
Fixed Income Fund
  Payden & Rygel                       53,364         $ 52,725     $ 52,811
  Payden & Rygel Short-Term Fund        1,482            1,482        1,482
  BNY Short-Term Money Market Fund          4                4            4

Balanced Fund
 Brinson Trust Company Inc.
  U.S. Bond Fund                  sh.     209           21,612       22,021
  U.S. Stock Fund                          75           15,450       16,162
  U.S. Cash Management Fund             2,136            2,136        2,136
 BNY Short-Term Money Market Fund         158              158          158

Active Equity Fund
 Brinson Trust Company, Inc.
  U.S. Equity Portfolio           sh.     666          154,357      161,068
 BNY Short-Term Money Market Fund         193              193          193

Stock Index Fund
 Mellon Bank N.A.
  Mellon EB Stock Index Fund      sh.     154           27,815       28,633
  Mellon Temporary Investment Fund        328              328          328
 BNY Short-Term Money Market Fund         184              184          184

Company Stock Fund
 Computer Sciences Common Stock   sh.   3,056          210,665      214,684
 BNY Short-Term Money Market Fund       2,674            2,674        2,674

CSC Employee Loan Fund
 Participant Loans                     18,413           18,413       18,413
                                                      ________     ________
                                                      $508,196     $520,951
                                                      ========     ========

Total Long-Term Investments                           $501,037     $513,792
Total Short-Term Investments                             7,159        7,159
                                                      ________     ________
                                                      $508,196     $520,951
                                                      ========     ========

Note 9  Statements of Net Assets Available for Benefits by Fund
        -------------------------------------------------------


                                          December 31, 1995
                    ________________________________________________________
                     Fixed    Balanced   Active   Index    Company    Loan
                     Income     Fund     Equity   Equity    Stock     Fund
                    _______   ________  ________  _______  ________  _______
Assets
 Long-term
  Investments       $52,811   $38,183   $161,068  $28,633  $214,684  $18,413
 Short-term
  Investments         1,487     2,293        193      512     2,674    -0-
 Other Assets         1,296       168        190      182     2,600    -0-
                    _______   _______   ________  _______  ________  _______
    Total Assets     55,594    40,644    161,451   29,327   219,958   18,413

Liabilities
 Amounts Payable      -0-       -0-        -0-      -0-       2,637    -0-
                    _______   _______   ________  _______  ________  _______
  Total Liabilities   -0-       -0-        -0-      -0-       2,637    -0-
                    _______   _______   ________  _______  ________  _______
Net Assets
 Available for
 Benefits           $55,594   $40,644   $161,451  $29,327  $217,321  $18,413
                    =======   =======   ========  =======  ========  =======


Note 9  Statements of Changes in Net Assets Available for Benefits by Fund
        ------------------------------------------------------------------

                                          December 31, 1995
                    ________________________________________________________
                     Fixed    Balanced   Active   Index    Company    Loan
                     Income     Fund     Equity   Equity    Stock     Fund
                    _______   ________  ________  _______  ________  _______
Additions to
Net Assets
Attributable to:
 Investment Income
  Net Appreciation
  in Fair Value of
  Investments       $   510   $ 1,121   $  6,711  $   818  $  4,019  $ -0-
 Interest Income        930        35         23       16       358    -0-
 Dividend Income      -0-         122        356      166     -0-      -0-
                    _______   _______   ________  _______  ________  _______
                      1,440     1,278      7,090    1,000     4,377    -0-
                    _______   _______   ________  _______  ________  _______

Contributions
 Employee             3,958     1,592      1,925    1,861    14,551    -0-
 Employer             -0-       -0-        -0-      -0-      12,254    -0-
 Transfers From
  Prior Plan         50,196    37,774    152,436   26,466   186,139   18,413
                    _______   _______   ________  _______  ________  _______
                     54,154    39,366    154,361   28,327   212,944   18,413
                    _______   _______   ________  _______  ________  _______
   Total Additions   55,594    40,644    161,451   29,327   217,321   18,413

Deductions to
Net Assets
Attributable to:
 Distributions to
 Participants         -0-      -0-         -0-     -0-       -0-       -0-
                    _______   _______   ________  _______  ________  _______
  Total Deductions
                    _______   _______   ________  _______  ________  _______
    Net Increase     55,594    40,644    161,451   29,327   217,321   18,413
                    _______   _______   ________  _______  ________  _______

Net Assets Available
for Benefits:
 Beginning of Year    -0-       -0-        -0-      -0-       -0-      -0-
                    _______   _______   ________  _______  ________  _______
End of Year         $55,594   $40,644   $161,451  $29,327  $217,321  $18,413
                    =======   =======   ========  =======  ========  =======

1995
Form 5500 Item 27(a)
Computer Sciences Corporation
EIN 88-0276684
CSC Outsourcing Inc. CUTW Hourly Savings Plan


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                  (e)Current
(a)      (b)Issuer       (c)Description of Investment    (d)Cost     Value
___  _________________  ______________________________   ________  _________
     Payden & Rygel     Actively Managed Bond Fund       $ 52,725  $ 52,811
     Brinson Trust
      Company, Inc.     Mutual Fund - U.S. Bond Fund       21,612    22,021
     Brinson Trust
      Company, Inc.     Mutual Fund - U.S. Stock Fund      15,451    16,162
     Brinson Trust
      Company, Inc.     Mutual Fund -
                          U.S. Equity Portfolio           154,357   161,068
     Mellon Bank N.A.   Mutual Fund -
                          Index Performance Fund           27,815    28,633
 *   Computer Sciences
      Corporation       Common Stock                      210,665   214,684
     Computer Sciences
      Corporation       Employee Loan Fund                 18,413    18,413
     Payden & Rygel     Short-Term U.S. Agencies Fund       1,304     1,304
     Brinson Trust
      Company, Inc.     U.S. Cash Management Fund           2,136     2,136
     Mellon Bank N.A.   Mellon Bank Temporary
                          Investment Fund                     328       328
 *   Bank of New York   BNY Short-Term Money Market Fund    3,391     3,391
                                                         ________  ________
Total Assets Held for Investment Purposes                $508,196  $520,951
                                                         ========  ========


 * represents party in interest


1995
Form 5500 Item 27(d)
Computer Sciences Corporation
EIN 88-0276684
CSC Outsourcing Inc. CTUW Hourly Savings Plan

                           SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______
Single Transactions in Excess of 5%

Bank of          BNY Short-Term
 New York         Money Market
                  Fund
  -  Purchases                    $    449          $    449  $    449
                                       181               181       181
                                       219               219       219
                                       211               211       211
                                     2,868             2,868     2,868
                                       391               391       391
                                       157               157       157
                                       190               190       190
                                       184               184       184
                                     2,704             2,704     2,704
                                         3                 3         3
                                       391               391       391
                                         3                 3         3
                                       157               157       157
                                       190               190       190
                                       184               184       184
                                        12                12        12
                                     2,691             2,691     2,691
                                       391               391       391
                                       157               157       157
                                       190               190       190
                                       184               184       184
                                     2,672             2,672     2,672
                                       396               396       396
                                       159               159       159
                                       192               192       192
                                       186               186       186
                                     1,733             1,733     1,733
                                         7                 7         7
                                         3                 3         3
                                         4                 4         4

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______
Bank of          BNY Short-Term
 New York         Money Market
                  Fund
- Purchases                       $      3          $      3  $      3
                                        10                10        10
                                       394               394       394
                                       158               158       158
                                       191               191       191
                                       179               179       179
                                     2,677             2,677     2,677
                                   453,011           453,011   453,011
                                     4,772             4,772     4,772
                                     3,693             3,693     3,693
                                     1,633             1,633     1,633
                                   186,139           186,139   186,139
                                       390               390       390
                                       157               157       157
                                       190               190       190
                                       184               184       184
                                     2,652             2,652     2,652
                                     1,252             1,252     1,252
                                       422               422       422
                                        13                13        13
                                        12                12        12
                                         4                 4         4
                                       323               323       323
                                       383               383       383
                                       154               154       154
                                       186               186       186
                                         7                 7         7
                                       173               173       173
                                     2,606             2,606     2,606
                                        94                94        94
                                       391               391       391
                                       157               157       157
                                       190               190       190
                                       184               184       184
                                     2,653             2,653     2,653
                                         4                 4         4
                                         4                 4         4
                                     1,259             1,259     1,259
  -  Sales                                  $  5,531   5,531     5,531
                                               5,416   5,416     5,416
                                               1,672   1,672     1,672
                                                 954     954       954

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______
Bank of          BNY Short-Term
 New York         Money Market
                  Fund
  -  Sales                                 $  2,703 $  2,703  $  2,703
                                            402,815  402,815   402,815
                                             53,000   53,000    53,000
                                              1,599    1,599     1,599
                                            188,835  188,835   188,835
                                              5,904    5,904     5,904
                                              5,060    5,060     5,060
                                              1,995    1,995     1,995
                                                 94       94        94
                                                167      167       167
                                                198      198       198
                                                184      184       184
                                              2,912    2,912     2,912
                                              1,200    1,200     1,200
                                              2,057    2,057     2,057
Brinson Trust
 Company Inc.    U.S. Bond Fund
  -  Purchases                    $ 18,151            18,151    18,151
                                     3,367             3,367     3,367
                                        93                93        93
Brinson Trust
 Company Inc.    U.S. Stock Fund
  -  Purchases                      13,201            13,201    13,201
                                     2,221             2,221     2,221
                                        29                29        29
Brinson Trust    U.S. Equity
 Company Inc.     Portfolio
  -  Purchases                     148,743           148,743   148,743
                                     5,060             5,060     5,060
                                       356               356       356
                                       198               198       198
Brinson Trust    U.S. Cash
 Company Inc.     Management Fund
  -  Purchases                       1,650             1,650     1,650
                                         3                 3         3
                                       316               316       316
                                       167               167       167
Mellon Bank      Mellon EB Stock
 N.A.             Index
                  Performance
                  Fund
  -  Purchases                         874               874       874
                                         2                 2         2

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______
Mellon Bank      Mellon EB Stock
 N.A.             Index
                  Performance
                  Fund
  -  Purchases                    $ 24,760          $ 24,760  $ 24,760
                                        94                94        94
                                     2,015             2,015     2,015
                                        70                70        70
Mellon Bank      EB Temporary
 N.A.             Investment
                  Fund
  -  Purchases                         960               960       960
                                    24,833            24,833    24,833
                                         4                 4         4
                                     1,995             1,995     1,995
                                       144               144       144
                                       184               184       184
  -  Sales                                 $    874      874       874
                                             24,760   24,760    24,760
                                              2,015    2,015     2,015
                                                144      144       144
Payden & Rygel   Corporate &
 Investment       Government
 Counsel          Bonds
  -  Purchases                       9,184             9,184     9,184
                                     5,270             5,270     5,270
  -  Sales                                   11,927   11,587    11,927   $340
                                              2,295    2,270     2,295     24
Payden & Rygel   Short-Term U.S.
 Investment       Agencies Notes
 Counsel
   -  Purchases                      4,109             4,109     4,109
                                     1,305             1,305     1,305
  -  Sales                                    5,232    5,173     5,232     60

Computer         Computer
 Sciences Corp.   Sciences Corp.
                  Common Stocks
  -  Purchases                       6,375             6,375     6,375
                                     5,531             5,531     5,531
                                     1,672             1,672     1,672
                                     2,703             2,703     2,703
                                   188,835           188,835   188,835
                                     2,912             2,912     2,912
                                     2,637             2,637     2,637

1995
Form 5500 Item 27(d)
Computer Sciences Corporation
EIN 88-0276684
CSC Outsourcing Inc. CUTW Hourly Savings Plan

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______
Series Transactions in the Aggregate in Excess of 5%

Bank of          BNY Short-Term
 New York         Money Market
                  Fund
  -  Purchases                     $684,363         $684,363   $684,363
  -  Sales
                                           $682,296  682,296    682,296
Brinson Trust    U.S. Bond Fund
 Company Inc.
  -  Purchases                       21,612           21,612     21,612
Brinson Trust    U.S. Stock Fund
 Company Inc.
  -  Purchases                       15,451           15,451     15,451
Brinson Trust    U.S. Equity
 Company Inc.     Portfolio
  -  Purchases                     154,357          154,357     154,357
Brinson Trust    U.S. Cash
 Company Inc.     Management Fund
  -  Purchases                       2,136            2,136       2,136
Mellon Bank      Mellon EB Stock
 N.A.             Index
                  Performance
                  Fund
  -  Purchases                      27,815           27,815      27,815
Mellon Bank      EB Temporary
 N.A.             Investment Fund
  -  Purchases                      28,121           28,121      28,121
  -  Sales                                   27,793  27,793      27,793
Payden & Rygel   Corporate &
 Investment       Government
 Counsel          Bonds
  -  Purchases                      14,453           14,453      14,453
  -  Sales                                   14,221  13,857      14,221  $364

Payden & RygeL   Short-Term U.S.
 Investment       Agencies Notes
 Counsel
  -  Purchases                       5,414            5,414       5,414

                                                                (h)
                                                              Current
                                                               Value     (i)
                                                      (g)        of      Net
                                     (c)      (d)    Cost     Asset on   Gain
(a)Identity of   (b)Description   Purchase  Selling   of    Transaction   or
Party Involved      of Asset        Price    Price   Asset      Date    (Loss)
______________   ______________   ________  _______  _____  ___________ ______

Payden & Rygel   Short-Term U.S.
 Investment       Agencies
 Counsel          Notes
  -  Sales                                 $  5,232 $  5,173  $  5,232   $ 60

Computer         Computer
 Sciences Corp.   Sciences Corp.
                  Common Stocks
  -  Purchases                    $210,665           210,665   210,665


                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              CSC Outsourcing Inc. CUTW Hourly Savings Plan




Date: February 6, 1996                By: /S/ Leon J. Level
                                      ____________________________
                                      Leon J. Level
                                      Chairman,
                                      Computer Sciences Corporation
                                      Retirement Plans Committee